UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 19)1

Rocky Mountain Chocolate Factory, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

774678403
(CUSIP Number)

AB Value Management LLC
Attn: Andrew Berger
208 Lenox Ave., #409
Westfield, NJ 07090
(855) 228-2583
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP NO. 774678403

1	Name of Reporting Person AB Value Partners, LP
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization NEW JERSEY

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 224,855
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 224,855

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,855
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.60%
14	Type of Reporting Person PN

2

1	Name of Reporting Person AB Value Management LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization DELAWARE

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 0
	8	Shared Voting Power 224,855*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 224,855*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 224,855*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.60%
14	Type of Reporting Person OO

*	Consists of the Shares owned directly by AB Value Partners.

3

1	Name of Reporting Person Andrew Berger
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds PF, IN
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power 17,658
	8	Shared Voting Power 224,855*
	9	Sole Dispositive Power 17,658
	10	Shared Dispositive Power 224,855*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 242,513
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 3.88%
14	Type of Reporting Person IN

*	Consists of the Shares owned directly by AB Value Partners.

4

The following constitutes amendment number 19 to the Schedule 13D filed by the undersigned (“Amendment No. 19”). This Amendment No. 19 amends the Schedule 13D, as specifically set forth herein.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 31, 2023, the Managed Account, which was controlled by AB Value Management, which was controlled by Andrew Berger, was handed back to its economic owner, and all of its traded securities, including 235,244 Shares, were returned to its economic owner, Raging Capital Management LLC, which is unaffiliated with the Reporting Persons. As a result of the transactions described herein, as of the close of business on January 31, 2023, each and all of the Reporting Persons ceased to be the beneficial owner of more than 5% of the Common Stock. This Amendment No. 19 represents the final amendment and constitutes an exit filing for each of the Reporting Persons.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) Each Reporting Person’s beneficial ownership of the Common Stock as of the date of this Amendment No. 19 is reflected on that Reporting Person’s cover page. The Reporting Persons may be deemed to be the beneficial owners of an aggregate of 242,513 shares of Common Stock, representing approximately 3.88% of the issued and outstanding shares of Common Stock based upon 6,250,297 Shares outstanding as of January 10, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on January 13, 2023.

By virtue of their relationships with AB Value Partners discussed in further detail in Item 2, each of AB Value Management and Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Partners. By virtue of his relationship with AB Value discussed in further detail in Item 2, Mr. Berger may be deemed to beneficially own the Shares owned by AB Value Management. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.

(b) Each of AB Value Partners, AB Value Management, and Mr. Berger share the power to vote and dispose of the Shares beneficially owned, respectively, by AB Value Partners and AB Value Management. Mr. Berger has the sole power to vote or dispose of the 17,658 Shares beneficially owned by him.

(c) Except as discussed in further detail in Item 4, none of the Reporting Persons have effected any transactions in the securities of the Issuer during the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct, the receipt of dividends from, or proceeds from the sale of, the Shares beneficially owned by them.

(e) As of January 31, 2023, AB Value Partners, AB Value Management and Mr. Berger have ceased to be the beneficial owner of 5% of the Common Stock and have, therefore, ceased to be Reporting Persons.

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SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

AB Value Partners, LP

By:	AB Value Management LLC
General Partner

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

AB Value Management LLC

By:	/s/ Andrew Berger
	Name:	Andrew Berger
	Title:	Manager

/s/ Andrew Berger
Name: Andrew Berger

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